January 17, 2014

Via EDGAR

Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	Rich Pharmaceuticals, Inc. (the “Company”)

Form 10-K for the Year Ended March 31, 2013 Filed July 1, 2013

Form 10-Q for the Period Ended September 30, 2013 Filed November 19, 2013

Form 8-K Filed July 24, 2013

File No. 0-54767

Dear Ms. Rocha:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its comment letter dated December 18, 2013 (the “Comment Letter”) with respect to the above referenced filings.

We have reproduced below in bold font each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers placed adjacent to the Staff's comments in the Comment Letter.

Form 10-Q for the Period Ended September 30, 2013

Note 1. Nature of Operations, page F-7

1. It appears that the transaction with Imagic, LLC and its principals resulted in a reverse merger. If true, please clearly disclose this fact and also identify the accounting acquirer and the accounting acquiree. In addition, please address the following:

9595 WILSHIRE BOULIVARD SUITE 900 BEVERLY HILLS CALIFORNIA 90212

TELEPHONE: 424-230-7001 FAXIMILE: 424-230-7003

WWW.RICHPHARMACEUTICALS.COM

•	Prior to the date of the reverse merger, the historical financial statements should be those of the accounting acquirer and should only include the historical results and operations of the accounting acquirer. It appears that the historical financial statements included in the Form 10-Q continue to be that of the legal acquirer. Please advise;
•	Please help us better understand how you arrived at the amounts reflected in common stock and additional paid-in capital as of September 30, 2013 as well as the weighted average shares outstanding for the six months ended September 30, 2013 by providing us with a rollfoward of your equity accounts from March 31, 2013 through September 30, 2013. The rollfoward for common stock should include both the number of shares as well as the amount attributable to common stock; and
•	Please tell us what assets and liabilities were recorded in the reverse merger transaction and confirm that they were brought over at carrying value. It appears that you recorded intangible assets in the transaction; however, it is not clear how you arrived at the amounts recorded on your balance sheet as of September 30, 2013 based on your disclosures in Note 4 to the financial statements.

RESPONSE: We do not believe the transaction with Imagic, LLC and its principals resulted in a reverse merger. Rather, it was an asset acquisition. Our reasoning is as follows:

To determine whether or not the Company was required to file the financial statements and pro forma financial information of Imagic, LLC, the Company first determined whether the acquisition involved the acquisition of a business.  In determining if the acquisition meets the definition of a business, the Company considered the guidance in ASC 805-10-55, Rule 8-04 of Regulation S-X and Rule 11-01 (d) of Regulation S-X.

ASC 805-10-55 defines a business as follows: A business is an integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

Below is a summary of the Company’s evaluation of the guidance in ASC 805-10-55:

Inputs — The Company did not acquire any physical facilities, market distribution system, sales force, and customer base.  Imagic LLC and its principals had no assets other than the US patent rights.

Processes — Imagic, LLC and its principals had no processes and thus the Company did not acquire any strategic or operating processes.

Outputs — Imagic, LLC has no outputs and has not generated any revenues since its inception.  It merely owns as assignee certain patents.  Neither Imagic, LLC nor the Company previously performed commercialization of any products that rely on the patents, nor licensed the patents to third parties and the ownership of patents would not be considered outputs.

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ASC 805-10-55-7 discusses development stage companies which also could be considered a business. Imagic, LLC is in the development stage; however, when the assets were acquired it had not begun its planned principal activities (effectively dormant with no operations).

Rule 11-01(d) of Regulation S-X indicates that the Company should consider if the nature of the revenue-producing activity will remain the same after the acquisition in determining if an acquisition is a business.  The Company determined that there was no revenue producing activities for Imagic, LLC (or its property), as no known revenues have ever been generated from the patents owned by Imagic, LLC.

Given that this was an asset acquisition, the financial statements correctly include those of the legal acquirer, and no assets or liabilities were recorded “in the reverse merger transaction.”

2. If you are unable to raise $400,000 according to the terms of the Assignment Agreement, the patent acquired reverts back to Imagic, LLC and its principals. Based on Sections 2(a) and (b) of the Memorandum of Understanding and Asset Assignment Agreement included as Exhibit 10.2 to the Form 8-K filed on July 24, 2013, it appears that you were required to raise at least a portion of this $400,000 by this time. Please tell us the current status of this requirement and whether the patent has been reverted back. If so, please address how the impact of this will be reflected in your financial statements.

RESPONSE: The Company has raised $297,050 to date. The patent has not been revered back. The Company and Imagic, LLC and its principals have amended the Assignment Agreement as of January 17, 2014 to provide that Imagic, LLC and its principals have waived any further rights it has with respect to the right of reversion in the Assignment Agreement.

Note 2. Summary of Significant Accounting Policies, page F-7

3. Given that prepaid expenses represent approximately 54% of your total assets as of September 30, 2013, please disclose the nature of these assets.

RESPONSE: The prepaid expense of $45,834 was recorded in error as the three months wages for our Chief Executive Officer, Chief Financial Officer, President and Secretary. The amount of $45,834 was a signing bonus under the terms of his employment agreement and should have instead been recorded as “Consulting—Related Party” expense. We have filed a Form 10Q/A to properly record and report the expense.

Form 8-K Filed July 24, 2013

4. We issued comments to you in a letter dated August 6, 2013 regarding your Form 8-K filed on July 24, 2013. The letter advised you that a preliminary review of the Form 8-K indicated that it had failed to comply with the applicable requirements of the form because it did not contain the information required by Item 2.01(f) of Form 8-K and, in particular, the related financial information required by Item 9.01 of Form 8-K. Please promptly amend the Form 8-K to correct the deficiencies noted and to add the information required by any other applicable items of Form 8-K.

RESPONSE: The Company believes the Form 8-K contains all of the financial information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K for the reasons set forth in the Company’s response to Comment No. 1 above.

In providing this response to the Staff’s comments, the Company acknowledges that:

•                     The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                     The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response, please contact me at (310) 600-8903. Thank you.

Sincerely,

/s/ Ben Chang

Chief Executive Officer

Rich Pharmaceuticals, Inc.

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